Exhibit 99.1

MINT Incorporation Limited Announces the Launch of New Subsidiary, Axonex Intelligence Limited, Expanding into Smart Facility Management Solutions

HONG KONG SAR - Media OutReach Newswire - 15 September 2025 - MINT Incorporation Limited (NASDAQ: MIMI) ("MINT" or the "Company"), a leading Hong Kong-based provider of integrated interior design and fit out works, today announced the official launch of its wholly owned subsidiary, Axonex Intelligence Limited ("Axonex"), a company incorporated with limited liability under the laws of Hong Kong, marking MINT's expansion into the technology realm with the fast-growing smart facility management sector. Building on this foundation, MINT is extending its expertise to harness robotics, IoT, and AI technologies to enhance the way properties are managed and experienced.

Axonex provides total solutions for smart facility management, integrating advanced technologies to improve efficiency, safety, and user experience across different property types. Its key capabilities include:

●	Robotic solutions to automate routine facility management tasks, improve efficiency, and reduce manpower needs.

●	Object identification and human posture recognition for enhanced security and operational monitoring.

●	Digital twin solutions enabling real-time visualization and management of facilities.

●	AI-powered analytics to optimize maintenance, space utilization, and resource allocation.

Axonex is set to serve a diverse range of clients, including shopping malls, government premises, residential complexes, and warehouses. By leveraging its design background and new technological focus, Axonex aims to provide a holistic approach to property and facility management.

To support its solutions, Axonex is collaborating with technology partners such as AIMO and Sharp Peak, ensuring strong hardware and software integration.

With this strategic move, MINT reaffirms its commitment to innovation and its mission to provide comprehensive solutions that blend design excellence with cutting-edge technology.

Forward Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company's annual report on Form 20-F for the year ended March 31, 2025. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.